**Exhibit 99**

# AMC Entertainment Inc. Reports Results
# For Fiscal 2005 Second Quarter

KANSAS CITY, Mo. (November 9, 2004)—AMC Entertainment Inc. (AMEX: AEN), one of the world's leading theatrical exhibition companies, today announced results for the second quarter of fiscal year 2005, ended September 30, 2004.

Revenues for the quarter were $462 million, compared to $437 million in last year's second quarter. Revenues through the first twenty-six weeks of fiscal 2005 were $951 million, compared to $908 million in the same period last year.

Loss for common shares for the second quarter was $12.4 million (33 cents per diluted share), compared to a loss for common shares of $5.1 million (14 cents per diluted share) in last year's second quarter. Loss for common shares year to date during fiscal 2005 was $3.5 million (10 cents per diluted share), compared to a loss for common shares of $2.4 million (6 cents per diluted share) in the same period last year.

Adjusted EBITDA for the second quarter was $62 million, compared to $58 million in last year's second quarter. Year to date during fiscal 2005, Adjusted EBITDA was $141 million, compared to $127 million for the same period last year.

As announced on July 22, 2004, AMC Entertainment Inc. has signed a definitive merger agreement pursuant to which AMC Entertainment Inc. will be acquired by Marquee Holdings Inc., an investment vehicle owned by certain affiliates of J.P. Morgan Partners, LLC. ("JPMP"), the private equity arm of J. P. Morgan Chase & Co. (NYSE: JPM), and certain affiliates of Apollo Management, L.P. ("Apollo"), a private investment firm. The closing of the transaction is subject to conditions customary for transactions of this type, including receipt of shareholder and regulatory approvals. The parties have received all necessary antitrust approvals and hope to complete the transaction in the Company's third fiscal quarter.

This press release contains non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. As required, the attached financial summary contains a discussion of management's use of these measures and reconciliations to the most directly comparable GAAP measures. In addition, reconciliations of GAAP and non-GAAP financial measures are available on the Company's web site, www.amctheatres.com.

These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, the financial measures prepared in accordance with GAAP. The financial measures as determined by management may not be comparable to the same financial measures as reported by other companies. As used herein, GAAP refers to generally accepted accounting principles in the United States of America.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 230 theatres with 3,548 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

-30-

Contact: Pam Blase
AMC Entertainment Inc.
(816) 480-4749

**(FINANCIAL SUMMARY FOLLOWS)**

# AMC ENTERTAINMENT INC.
## FINANCIAL SUMMARY
### (In thousands, except per share and other data)

| | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
| --- | --- | --- | --- | --- |
| | Sept. 30, 2004 | Oct. 2, 2003 | Sept. 30, 2004 | Oct. 2, 2003 |
| **Statement of Operations Data** | | | | |
| Admissions | $317,776 | $299,853 | $650,628 | $621,016 |
| Concessions | 116,575 | 112,086 | 245,250 | 236,383 |
| Other theatre | 15,120 | 12,564 | 30,079 | 24,982 |
| NCN and other | 12,429 | 12,144 | 24,576 | 26,115 |
| Total revenues | 461,900 | 436,647 | 950,533 | 908,496 |
| | | | | |
| Film exhibition costs | 169,467 | 161,988 | 349,347 | 339,948 |
| Concession costs | 13,162 | 12,476 | 28,611 | 26,810 |
| Theatre operating expense | 109,239 | 103,898 | 214,127 | 211,693 |
| Rent | 83,417 | 78,224 | 166,695 | 156,486 |
| NCN and other | 10,430 | 10,387 | 21,338 | 22,708 |
| General and administrative expense: | | | | |
|   Stock-based compensation | 2,709 | 876 | 5,345 | 1,169 |
|   Other | 14,627 | 11,580 | 29,427 | 23,403 |
| Preopening expense | 548 | 389 | 981 | 1,431 |
| Theatre and other closure expense | 10,540 | 1,116 | 10,321 | 1,734 |
| Depreciation and amortization | 30,987 | 28,752 | 62,352 | 57,214 |
| Disposition of assets and other gains | (100) | (1,956) | (2,395) | (1,956) |
| | | | | |
| Total costs and expenses | 445,026 | 407,730 | 886,149 | 840,640 |
| Interest expense [7] | 25,389 | 19,140 | 43,902 | 37,439 |
| Investment income [7] | (2,207) | (611) | (2,998) | (1,262) |
| Total other expense | 23,182 | 18,529 | 40,904 | 36,177 |
| Earnings (loss) from continuing operations before income taxes | (6,308) | 10,388 | 23,480 | 31,679 |
| Income tax provision | 400 | 5,530 | 14,300 | 16,000 |
| Earnings (loss) from continuing operations | (6,708) | 4,858 | 9,180 | 15,679 |
| Loss from discontinued operations, net of income tax benefit | - | (260) | - | (590) |
| Net earnings (loss) | $ (6,708) | $ 4,598 | $ 9,180 | $ 15,089 |
| | | | | |
| Preferred dividends and allocation of undistributed earnings | 5,661 | 9,662 | 12,720 | 17,453 |
| Loss for common shares | $(12,369) | $ (5,064) | $ (3,540) | $ (2,364) |
| Basic and diluted loss per share: | | | | |
|   Loss per share from continuing operations | $ (0.33) | $ (0.13) | $ (0.10) | $ (0.05) |
|   Loss per share from discontinued operations | $ - | $ (0.01) | $ - | $ (0.01) |
|   Net loss per share | $ (0.33) | $ (0.14) | $ (0.10) | $ (0.06) |
| Average shares outstanding: | | | | |
|   Basic and diluted | 37,071 | 36,744 | 37,002 | 36,586 |

|  | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
| --- | --- | --- | --- | --- |
|  | Sept. 30, 2004 | Oct. 2, 2003 | Sept. 30, 2004 | Oct. 2, 2003 |
| **Other Financial Data:** | | | | |
| Net cash provided by operating activities | $ 6,338 | $ 14,222 | $ 75,464 | $ 57,556 |
| Net cash used in investing activities [7] | (645,577) | (19,305) | (673,583) | (50,424) |
| Net cash provided by (used in) financing activities [7] | 618,655 | (14,287) | 642,842 | (8,983) |
| Adjusted EBITDA [1] | 61,558 | 58,094 | 140,988 | 127,448 |
| Merger and acquisition costs [2] | 3,056 | 68 | 3,843 | 370 |
| After tax cash flow [1] | 21,832 | 34,241 | 67,528 | 73,502 |
| Net capital expenditures [3] | 22,770 | 19,115 | 51,913 | 43,274 |
| Free cash flow [4] | (938) | 15,126 | 15,615 | 30,228 |
| **Other Data:** | | | | |
| Screen additions | 16 | - | 32 | 34 |
| Screen dispositions | 22 | 45 | 28 | 59 |
| Average screens - continuing operations | 3,536 | 3,476 | 3,535 | 3,480 |
| Attendance - continuing operations (in thousands) | 46,592 | 46,440 | 96,389 | 96,444 |
| Number of screens operated (period end) | | | 3,548 | 3,499 |
| Number of theatres operated (period end) | | | 230 | 233 |
| Screens per theatre circuit wide | | | 15.4 | 15.0 |

|  | Sept. 30, 2004 | April 1, 2004 |
| --- | --- | --- |
| **Balance Sheet Data:** | | |
| Cash and equivalents | $ 377,665 | $ 333,248 |
| Restricted cash [7] | 625,812 | - |
| Corporate borrowings [7] | 1,313,886 | 686,431 |
| Capital and financing lease obligations | 61,268 | 61,281 |
| Net debt [5] | 371,677 | 414,464 |
| Stockholders' equity | 289,270 | 280,604 |
| Total shares [6] | 85,233 | 79,647 |

(1) We have included Adjusted EBITDA and After tax cash flow because we believe they provide investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

(2) Represents costs incurred in connection with the definitive merger agreement in the current year and in connection with a possible business combination in the prior year. Adjusted EBITDA has been reduced by these merger and acquisition costs.

(3) We have included Net capital expenditures because we believe it provides investors with additional information concerning our net cash requirements for property, excluding acquisitions.

(4) Represents After tax cash flow less Net capital expenditures. We have included Free cash flow because we believe it provides investors with additional information concerning the resources available for strategic opportunities including, among others, to invest in the business, make acquisitions and strengthen the balance sheet.

(5) Represents corporate borrowings and capital and financing lease obligations less cash and equivalents and restricted cash. We have included Net debt because we believe it provides investors with additional information to estimate our value and evaluate our leverage.

(6) Represents outstanding shares of Common Stock and Class B Stock and incremental shares issuable under stock options, deferred stock units and stock awards, using the treasury stock method, and upon the conversion of Series A Convertible Preferred Stock to Common Stock including a distribution payable pursuant to the terms of the Series A Convertible Preferred Stock upon consummation of the merger as of September 30, 2004.

(7) In association with the definitive merger agreement, two merger entities were formed which have issued debt and are holding the related proceeds from issuance of debt in escrow until consummation of the merger. We have consolidated these merger entities in accordance with GAAP. The consolidation of the merger entities increased our interest expense by $6,724,000, increased our investment income by $894,000, increased our net cash used in investing activities by $625,812,000 and increased our net cash provided by financing activities by $624,918,000 during the thirteen and twenty-six weeks ended September 30, 2004. The consolidation of the merger entities increased our restricted cash by $625,812,000 and increased our corporate borrowings by $627,318,000 as of September 30, 2004.

The following tables provide reconciliations of our non-GAAP financial measures to their most directly comparable GAAP measures.

| | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
|---|---|---|---|---|
| | Sept. 30, 2004 | Oct. 2, 2003 | Sept. 30, 2004 | Oct. 2, 2003 |
| **Adjusted EBITDA Reconciliation** | | | | |
| **(In thousands)** | | | | |
| Net earnings (loss) | $ (6,708) | $ 4,598 | $ 9,180 | $ 15,089 |
| Loss from discontinued operations, net of income tax benefit | - | 260 | - | 590 |
| Interest expense | 25,389 | 19,140 | 43,902 | 37,439 |
| Income tax provision | 400 | 5,530 | 14,300 | 16,000 |
| Depreciation and amortization | 30,987 | 28,752 | 62,352 | 57,214 |
| Investment income | (2,207) | (611) | (2,998) | (1,262) |
| Stock-based compensation expense | 2,709 | 876 | 5,345 | 1,169 |
| Theatre and other closure expense | 10,540 | 1,116 | 10,321 | 1,734 |
| Disposition of assets and other gains | (100) | (1,956) | (2,395) | (1,956) |
| Preopening expense | 548 | 389 | 981 | 1,431 |
| Adjusted EBITDA | $ 61,558 | $ 58,094 | $ 140,988 | $ 127,448 |

| | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
|---|---|---|---|---|
| | Sept. 30, 2004 | Oct. 2, 2003 | Sept. 30, 2004 | Oct. 2, 2003 |
| **After Tax Cash Flow and Free Cash Flow Reconciliation (In thousands)** | | | | |
| Net cash provided by operating activities | $ 6,338 | $ 14,222 | $ 75,464 | $ 57,556 |
| Disposition of assets and other gains (losses) | (11) | 1,956 | (26) | 1,956 |
| Changes in working capital items and other | 17,381 | 18,963 | 11,328 | 15,380 |
| Deferred taxes | 3,280 | (900) | (9,889) | (1,390) |
| Cash portion of preferred dividends | (5,156) | - | (9,349) | - |
| After tax cash flow | 21,832 | 34,241 | 67,528 | 73,502 |
| Less net capital expenditures | 22,770 | 19,115 | 51,913 | 43,274 |
| Free cash flow | $ (938) | $ 15,126 | $ 15,615 | $ 30,228 |

| | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
|---|---|---|---|---|
| | Sept. 30, 2004 | Oct. 2, 2003 | Sept. 30, 2004 | Oct. 2, 2003 |
| **Net Capital Expenditures Reconciliation** | | | | |
| **(In thousands)** | | | | |
| Net cash used in investing activities [7] | $(645,577) | $ (19,305) | $(673,583) | $ (50,424) |
| Restricted cash [7] | 625,812 | - | 625,812 | - |
| Proceeds from disposition of long-term assets | (64) | (514) | (83) | (1,017) |
| Other, net | (2,941) | 704 | (4,059) | 8,167 |
| Net capital expenditures | $ (22,770) | $ (19,115) | $ (51,913) | $ (43,274) |